

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


05063235



August 9, 2005

Neel Lemon
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/9/2005

Re: Affiliated Computer Services, Inc.
Incoming letter dated June 16, 2005

Dear Mr. Lemon:

This is in response to your letters dated June 16, 2005 and July 25, 2005 concerning the shareholder proposal submitted to ACS by Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated June 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


AUG 19 2005
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

2135

BAKER BOTTS L.L.P

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

June 16, 2005

Neel Lemon
214.953.6954
FAX 214.661.4954
neel.lemon@bakerbotts.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Affiliated Computer Services, Inc. - Omission of Shareholder Proposal

Ladies and Gentlemen:

I. Preliminary Statements

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Affiliated Computer Services, Inc., a Delaware corporation (the "Company"), of the Company's intention to omit from its proxy statement (the "2005 Proxy Statement") for its 2005 annual meeting of stockholders (the "2005 Annual Meeting") the shareholder proposal (the "Proposal") submitted to the Company by Mr. Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") by letter dated May 25, 2005. A copy of the Proposal and related supporting statement are attached as Exhibit A hereto.

We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on the provisions of Rule 14a-8(i)(6) and Rule 14a-8(i)(7) under the Exchange Act, the Company omits the Proposal from the 2005 Proxy Statement. The Company expects to file the definitive 2005 Proxy Statement with the Commission on or about September 15, 2005. Accordingly, as contemplated by Exchange Act Rule 14a-8(j), this letter is being submitted to the Commission more than 80 calendar days before that filing date.

Pursuant to Exchange Act Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibit and have simultaneously forwarded a copy of this submission to Mr. Hitchcock on behalf of the Proponent.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein. To the extent that this letter expressly addresses matters of Delaware

corporate law, this letter also constitutes this firm's supporting opinion with respect to such matters in accordance with Exchange Act Rule 14a-8(j).

II. Company Capital Structure

The Company's equity capitalization consists of two classes of outstanding common stock: Class A Common Stock and Class B Common Stock, which Class B Common Stock is the subject of the Proposal.

The Company's Class A Common Stock, which is not the subject of the Proposal, is publicly traded on the New York Stock Exchange. Of the 118,646,840 shares of Class A Common Stock outstanding as of May 31, 2005, approximately 1.68% are owned of record by either Darwin Deason, the Company's founder and current Chairman of the Board ("Deason"), or The Deason International Trust (the "Deason Trust").

All of the Company's Class B Common Stock outstanding as of May 31, 2005 is owned of record by either Deason or the Deason Trust. Pursuant to an irrevocable board resolution passed by the Deason Trust, Deason holds the sole voting power with respect to the shares of Class B Common Stock owned of record by the Deason Trust, while the Deason Trust retains the investment power with respect to such shares.

Pursuant to the Company's Second Amended and Restated Certificate of Incorporation (the "Charter"), and as permitted under the applicable provisions of the Delaware General Corporation Law ("DGCL"), the Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 10 votes per share on all matters submitted to the Company's stockholders for their consideration at any annual or special meeting or pursuant to any written consent in lieu of meeting. Under the Charter, the Class A and Class B Common Stock generally vote together as a single class on all matters submitted to the Company's stockholders except to the extent otherwise specified in the Charter or otherwise required under the DGCL. The Class A and Class B Common Stock voting provisions have been in existence since the Company's initial public offering in 1994.

Based on Deason's beneficial ownership (directly and through the Deason Trust) of the Company's Class A and Class B Common Stock, Deason controls approximately 36.82% of the Company's equity voting power as of May 31, 2005.

III. The Proposal

The Proposal contemplates that the stockholders of the Company will vote on a resolution authorizing the Company's Board of Directors to retain an investment banker to develop a plan for a recapitalization of the Company, the result of which would be to eliminate the special voting provisions of the Company's Class B Common Stock so that all shares of the Company's post-recapitalization common stock would have only one vote per share (any such plan, the "Recapitalization Plan").

The Company proposes to omit the Proposal from the 2005 Proxy Statement for the following reasons:

- The Proposal is excludable under Exchange Act Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

- The Proposal is excludable under Exchange Act Rule 14a-8(i)(7) because it relates to the ordinary business of the Company.

IV. Exclusion under Exchange Act Rule 14a-(8)(i)(6) Because the Proposal is Beyond the Power of the Company or its Board of Directors to Implement

Exchange Act Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company or its board of directors lacks the power or authority to implement the proposal. In keeping with the language of this rule, the Staff has permitted companies to exclude proposals requiring them to perform tasks that they do not have the authority to perform. *See, e.g.,* Farmer Bros. Co., SEC No-Action Letter, 2002 WL 31319704 (Oct. 15, 2002) (allowing a company to exclude a proposal mandating majority of independent directors as being beyond the power of the board to effectuate).

For the reasons noted below, even if (i) the Proposal were adopted by the Company's stockholders at the 2005 Annual Meeting, (ii) the Company's Board of Directors subsequently retained an investment banking firm to develop a Recapitalization Plan, and (iii) the Recapitalization Plan was subsequently submitted to the Company's stockholders for their approval, absent the affirmative participation of Deason (acting on his own behalf and on behalf of the Deason Trust) in the Recapitalization Plan, the Company would likely be unable to implement the plan. Accordingly, it is the Company's position that the Proposal fits squarely within the plain language of Exchange Act Rule 14a-8(i)(6) and, therefore, the Company should be permitted to omit the Proposal from its 2005 Proxy Statement.

As noted above, any anticipated Recapitalization Plan would generally require the affirmative participation by Deason (acting on his own behalf and on behalf of the Deason Trust) in order to be successfully implemented. It is beyond the scope of this letter to attempt to detail every conceivable Recapitalization Plan that might be developed by any investment banker that might be retained by the Company for that purpose. However, generally speaking, a Recapitalization Plan of the type contemplated by the Proposal could include (i) an amendment to the Company's Charter to eliminate the special voting provisions applicable to the Class B Common Stock, (ii) an exchange offer pursuant to which the Class B shares would be exchanged into Class A shares or another class of equity security having only one vote per share, or (iii) a redemption offer pursuant to which the Class B shares would be purchased by the Company for cash and thereafter cancelled.

Any Charter amendment would require a separate class vote of the Class B Common Stock under Section 242(b)(2) of the DGCL, which provides that a class of shares has the right to vote on a proposed charter amendment if the amendment would alter or change, in an

adverse way, the powers or special rights of such class. Obviously, a Charter amendment which eliminates the special voting rights of the Class B Common shares would be deemed to adversely alter and change the powers and special rights of that class of stock.

As to the concept of an exchange offer pursuant to which the Class B shares would be exchanged into Class A shares or another analogous class of equity security or a redemption offer pursuant to which the Company would purchase the Class B shares for cash, the very nature of such an exchange or redemption offer contemplates the voluntary participation by the holders of the target securities. If the target holders decide not to accept the exchange or redemption offer, then the plan would not be successful.

With respect to any such Recapitalization Plan, Deason (on his own behalf and on behalf of the Deason Trust) has notified the Company that he will not vote in favor of, accept or otherwise affirmatively support any such plan.

We are aware of the Staff's position in Ford Motor Company, SEC No-Action Letter, 2005 WL 562502 (Mar. 7, 2005). The shareholder proposal requesting that Ford's board of directors take steps to adopt a recapitalization plan to provide that all of the company's outstanding stock only have one vote per share (the "Ford Proposal") was determined not excludable under Exchange Act Rule 14a-8(i)(6). We believe that the facts in Ford can be distinguished from the facts in the Company's case.

The Ford Proposal appears to have involved several Ford family shareholders who held Ford's Class B stock (which stock was entitled to 16 votes per share) and who might have held their shares with differing expectations and approaches as to whether the Ford Proposal might have had merit. In fact, Ford argued that its board could not ensure that the holders of its Class B stock would agree to any recapitalization plan adopted pursuant to the Ford Proposal and indicated that it was safe to assume that those holders would not relinquish their Class B rights without a "substantial financial inducement". In other words, Ford left open the possibility that the holders of its Class B stock could be financially induced to affirmatively support a recapitalization plan whereby their Class B shares would be converted into capital stock having only one vote per share.

In the Company's case, the Company's Class B Common Stock is effectively controlled by a single individual rather than several different shareholders. In addition, while Ford left open the possibility that the Ford shareholders might be persuaded by a "substantial financial inducement" to participate in a recapitalization plan consistent with the Ford Proposal, by contrast, in the case of the Company, Deason, as the Class B controlling party, has affirmatively and unequivocally stated that he would not support any Recapitalization Plan that reduces the voting rights of the Class B Common Stock even if a "substantial financial inducement" were offered for such support. As a result, and for the other reasons noted elsewhere herein, the Proposal does not fit within the Staff's analysis in Ford.

In light of Deason's clearly stated position and the Company's general inability, in the absence of the affirmative participation by Deason in such a plan, to eliminate the special

voting rights of the Company's Class B shares, the Proposal is beyond the power of the Company or its Board of Directors to implement within the clear meaning of Exchange Act Rule 14a-8(i)(6). Thus, the Company should be permitted to omit the Proposal from its 2005 Proxy Statement.

In addition, we note that since any Recapitalization Plan would generally be beyond the Company's power to implement, the hiring of an investment banking firm to study such a plan will only result in an imprudent use of the Company's funds.

Additionally, we also note that the Company's Class B Common Stock contains specific restrictions such that the Company's dual class voting structure will cease under certain circumstances. In general, the special voting provisions will remain in effect so long as (i) Deason is alive, (ii) Deason has not converted his beneficially owned Class B Common shares into Class A Common Stock, or (iii) the Class B Common Stock is held by Deason or a limited group of Permitted Transferees, which generally include Deason's spouse (so long as they are married) and family members, trusts for the benefit of Deason or Deason's family members and certain related entities. Any transfer to a non-permitted transferee will result in the automatic conversion, on a one-for-one basis, of the Class B Common Stock into Class A Common Stock. Thus, in the case of a change of control of the Company, the Class B special voting rights would not survive. In light of such governing provisions, the Company already has a procedure in place to effect the one vote per share result that the Proponent is ultimately seeking.

V. Exclusion under Exchange Act Rule 14a-8(i)(7) Because the Proposal relates to the Ordinary Business Operations of the Company

Exchange Act Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Staff has previously delineated the Rule's purpose and application by specifying that:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. . . . The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, 1998 WL 254809, at 4-5 (May 21, 1998).

Pursuant to Section 141(a) of the DGCL, the business and affairs of every Delaware corporation shall be managed by or under the direction of a board of directors, except as may otherwise be provided under other provisions of the DGCL or in the company's certificate of incorporation. Delaware courts have consistently granted the authority to manage a corporation's affairs to its board of directors. *See Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). Consistent with these principles, neither the Company's Charter nor the Company's Bylaws contains any reservation to the stockholders of the power or duty to manage the business and affairs of the Company. Rather, pursuant to the Company's Bylaws, the business and affairs of the Company will be managed under the direction of the Company's Board of Directors. The Company's Board of Directors routinely considers and implements business strategies and oversees the management of the Company, including, but not limited to, considering the engagement of, and engaging, third-party advisers to aid the Company for a number of purposes, which considerations and actions are what the Proposal seeks to circumvent.

The Proposal requests that the Board of Directors engage an investment banking firm to develop a Recapitalization Plan. The text of the Proposal on its face covers ordinary business matters and may also cover extraordinary corporate transactions and, therefore, intrudes upon areas that are reserved for management and the board of directors under well-established corporate law principles. The Staff has taken the position that proposals relating to the determination and implementation of a company's business strategies are matters relating to the conduct of the company's ordinary business. Accordingly, the Staff has consistently allowed companies to exclude proposals under Exchange Act Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of evaluating alternatives, even where some of the proposed strategic alternatives are of an extraordinary nature. *See* Medallion Financial Corp., SEC No-Action Letter, 2004 WL 1091896 (May 11, 2004), and BKF Capital Group, Inc., SEC No-Action Letter, 2004 WL 444528 (Feb. 27, 2004) (both of which involved excluding a proposal to engage an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the company); *See also*, The Statesman Group, Inc., SEC No-Action Letter, 1990 WL 286279 (Mar. 22, 1990) (excluding a proposal relating to a restructuring of the company, so as to maximize shareholder value, with the assistance of investment bankers). In addition, the Staff has determined that a proposal that seeks to cause the Company to redeem all outstanding shares of one class of common stock and convert them to another class of common stock on a one-for-one basis is properly excludable from a proxy statement because such a decision is within a company's ordinary business operations. *See* Astronics Corp., SEC No-Action Letter, 2001 WL 258492 (Mar. 2, 2001).

As stated above, we are aware of the Staff's position in Ford Motor Company, SEC No-Action Letter, 2005 WL 562502 (Mar. 7, 2005), that a shareholder proposal requesting that Ford's board of directors take steps to adopt a recapitalization plan to provide that all of Ford's outstanding stock have only one vote per share was not excludable under Exchange Act Rule 14a-8(i)(7). In the Company's case, the Proposal can be distinguished from the Ford Proposal because the present Proposal focuses on an ordinary business decision relating to enlisting an investment banking firm to develop a Recapitalization Plan. By contrast, the Ford Proposal requested that Ford's board of directors take steps to actually adopt a recapitalization

plan so that Ford's outstanding stock would have one vote per share. As a result, and for the other reasons noted elsewhere herein, the Proposal does not fit within the Staff's analysis in Ford.

Vesting in the stockholders of the Company the decision of whether or not to retain an investment banker as an advisor or consultant on Company-related matters would interfere with the managerial functions of the Company's Board of Directors. Indeed, the Company's Board of Directors has determined to engage investment banking firms in prior periods on a variety of matters. Hence, the responsibility for making decisions of this type is so essential and fundamental to the core functions of the Board of Directors, and so regularly carried out by the Board of Directors on an ongoing basis, that it must be considered a part of the Company's ordinary business operations. Accordingly, we submit that a decision of the type contemplated by the Proposal should be omitted in reliance on Exchange Act Rule 14a-8(i)(7).

VI. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Proponent's supporting statement from the 2005 Proxy Statement in reliance on Exchange Act Rule 14a-8(i)(6) and Rule 14a-8(i)(7).

If the Staff does not concur with the Company's positions as noted above, we hereby respectfully request an opportunity to confer with a member of the Staff before the Staff issues its formal response.

In connection with the matters discussed herein, you may direct your questions or requests for additional information to either the undersigned at (214) 953-6954 or Jim Doty at (202) 639-7792.

Please acknowledge your receipt of this letter by stamping and returning one copy of this letter to our courier.

Very truly yours,



Neel Lemon

Enclosures

cc: Affiliated Computer Services, Inc.
James R. Doty

DAL02:434338

EXHIBIT A

THE PROPOSAL

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

25 May 2005


MAY 2 6 2005

Mr. William L. Deckelman, Jr.
Corporate Secretary
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204

By UPS

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. Deckelman:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Affiliated Computer Services plans to circulate to shareholders in anticipation of the 2005 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board to retain an investment banker to advise on ways for the Company to move from the current dual-class stock structure to a single class of stock with each share having one vote.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Affiliated Computer Services' common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2005 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED; That the shareholders of Affiliated Computer Services ("ACS" or the "Company") ask the board of directors to retain an investment banker to develop a plan for a recapitalization to result in one vote per share for all outstanding stock of the Company.

SUPPORTING STATEMENT

ACS has two classes of stock, with publicly traded Class A shares accounting for approximately 65 percent of the voting power and Class B shares (which have ten votes per share) accounting for the other 35 percent. Class B shares are held entirely by Darwin Deason, the Company's founder.

More than 90 percent of the nation's 1500 largest companies have just one class of shares with each share having one vote. Various companies with dual classes have been sharply criticized for giving preferential treatment to holders of the voting (or super-voting) shares, as with the Times Mirror's $2.8 billion spin-off in the late 1990s that gave one group of shareholders cash dividends while the other got shares in a highly speculative cable venture. Marriott attempted around the same time to create a preferred class of stock, but the proposal was defeated by its shareholders.

In recent years, shareholders have approved management proposals to eliminate dual-class stock structures at 11 companies, according to the Investor Responsibility Research Center.

Recent research efforts suggest that voting control by a company's insiders can lead to management entrenchment that can have a negative impact on firm investment (Gompers, Ishii and Metrick, *Incentives vs. Control: An Analysis of U.S. Dual-class Companies* (Jan. 2004)). Also, we believe that a concentration of voting control in a few hands may reduce incentives to adopt corporate governance practices that broadly protect shareholder interests. At ACS, there is an anti-takeover "poison pill" in place, and the board of directors falls below the two-thirds level of independence recommended by the Council of Institutional Investors.

Although ACS has enjoyed impressive growth since its founding, it is no longer a fledgling start-up, but a large-cap company that is part of the S&P 500 index and is therefore held by a broad base of investors, and we believe that those public investors should have more of a say on governance and policy issues affecting the Company. We therefore believe that it is important for ACS to make the transition to a large-cap, widely-held corporation by retaining an investment banking firm to make appropriate recommendations about methods to move towards the creation of one class of stock available to all investors.

We urge you to vote FOR this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

28 June 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder resolution submitted by Amalgamated Bank
LongView Collective Investment Fund to Affiliated Computer Services, Inc.

Dear Counsel:

I write in response to the letter dated 16 June 2005 from counsel for Affiliated Computer Services, Inc. ("ACS" or the "Company") in connection with a shareholder proposal submitted by Amalgamated Bank LongView Collective Investment Fund (the "Fund"). In that letter counsel advises that the Company intends to omit from its proxy materials the Fund's proposal, which asks ACS to retain an investment banking firm to develop a recapitalization plan that would result in one vote per share for all outstanding shares of the Company.

Under Rule 14a-8(g), ACS has the burden of justifying exclusion of the proposal, and as we explain below, the Company has not sustained its burden.

Pertinent Facts.

The Fund's resolution focuses on the fact that although ACS is a large-cap, publicly traded company that is included in the S&P 500 index, the Company retains a two-tier stock structure, with 121.8 million shares of Class A stock and 6.6 million shares of Class B stock. Class B shares possess ten votes per share, representing 35 percent of the total voting power, and they held by ACS' founder, Darwin Deason. (Mr. Deason and a trust that he controls also own a small percentage of Class A shares, which are the shares held by public investors.)

This two-tier stock structure puts ACS out of step with the one-class stock structure that is in place at more than 90 percent of the 1500 largest companies, a point noted in the Fund's supporting statement. The supporting statement also expresses a concern, based on empirical research, that a concentration of voting control in company insiders can have a negative impact on firm investment and

may reduce incentives to adopt corporate governance practices that broadly protect shareholder interests. The supporting statement notes that ACS has in place a "poison pill" anti-takeover device, and its board of directors falls below the two-thirds level of independence recommended by the Council of Institutional Investors. Citing these concerns, the text of the Fund's resolution "ask[s] the board of directors to retain an investment banker to develop a plan for a recapitalization to result in one vote per share for all outstanding stock of the Company."

ACS responds by arguing that the proposal may be excluded under Rule 14a-8(i)(6) and Rule 14a-8(i)(7). ACS has not carried its burden as to either point.

Discussion.

1. Rule 14a-8(i)(6).

This exclusion is designed for situations where a company "would lack the power or authority to implement the proposal." That is plainly not the case here. The resolution asks the ACS board, using the services of an investment banking firm, to "develop a plan for a recapitalization." ACS' board plainly has the power to develop such a plan, and, as the Commission put it, the exclusion is limited only to those situations where a proposal "deals with a matter that is not within the control of the issuer." Release No. 34-12999, 41 Fed. Reg. 52994, 52997 (3 December 1976).

The situation here is thus miles away from the example that ACS cites, namely, where a proposal asks the board to mandate the creation of a two-thirds independent board, when the board's power to nominate directors does not guarantee their election. *Farmer Bros. Co.* (15 October 2002). The Division has permitted the exclusion of such proposals; it has, however, required the inclusion of proposals urging the board to do something the board can accomplish, namely, nominate enough candidates to meet the suggested independence threshold, should those candidates be elected by shareholders.

There can be no question but that the ACS board has the power and the ability to develop a reorganization plan. ACS' argument focuses not on the development of that plan, but on what may happen *after* the board takes the requested action. Specifically, ACS principal argument is that Mr. Deason, as the principal shareholder, is opposed to any recapitalization effort, and therefore any "plan" that the board might "develop" might not ultimately be approved. The Division has not permitted exclusion on this basis, however. Take, for example, a precatory shareholder proposal urging the board of directors to take steps to declassify the board. For most companies, such a precatory resolution, even if adopted by the board, will still have to be approved by a majority (or even super-majority) of the outstanding shares. It is possible (and has in fact happened) that a board-sponsored declassification measure will fall short of the shareholder vote total required for approval,

e.g., 75 percent of the outstanding shares. The fact that the shareholders might ultimately reject a board-sponsored initiative that had its roots in a precatory shareholder proposal does not, however, nullify that precatory proposal under the (i)(6) exclusion.

In essence, ACS' argument is that developing a recapitalization plan would be a waste of time, given Mr. Deason's asserted intention of clinging to control. That is an argument more properly raised in a statement in opposition to the resolution, but it does not show that the Fund's proposal is impossible to effectuate.

Tellingly, ACS acknowledges that the Division recently rejected the Company's argument in *Ford Motor Co.* (7 March 2005), where a similar precatory proposal urged the Ford board to "adopt a recapitalization plan" to provide for one vote per share. That proposal is similar to the Fund's proposal and focused on the fact that members of the Ford family held Class B shares, with 16 votes per share. ACS tries to distinguish *Ford* on grounds that are at best gossamer.

ACS reads Ford's letter seeking no-action relief as somehow "[leaving] open the possibility that the holders of its Class B stock could be financially induced to affirmatively support a recapitalization plan." ACS Letter at p. 4. ACS adds that because Ford's Class B shares are held by multiple family members (not a single individual), it might be easier to pick up support from some family members if the price were right.

The problem with this argument is that it claims to see daylight where none exists. In the portion of the Ford letter that ACS quotes, Ford's counsel made a general and somewhat obvious point, *i.e.*, that "it would be safe to assume that holders would not relinquish the rights and privileges and Class B stock without substantial financial inducement." There is no basis in that sentence or any other portion of the Ford letter to suggest that, as a matter of fact, Ford was somehow hinting or "leaving open" a possibility that family members might be willing to sell their stock. If anything, the evidence points in the opposite direction. The *Ford* resolution candidly acknowledges the Ford family's resistence to any recapitalization plan by including language urging the board of directors to encourage and negotiate with members of the Ford family about recapitalization. Thus, whatever the intentions of the Ford family members may have been, the Division rejected Ford's (i)(6) argument. There is no reason to reach a different conclusion here.

2. Rule 14a-8(i)(7).

Ford also rebuts the claim that the Fund's proposal must fail because it relates to ACS' "ordinary business." Again, the distinctions are gossamer. The two proposals recommend essentially the same action, with the only distinction being that the Ford proposal does not mention retaining the services of an investment

banker in that process, while the Fund's proposal makes such a mention. The distinction is too trivial to warrant exclusion of the Fund's proposal, since the thrust of the proposal – recapitalization of the Company's stock – is plainly not the sort of "ordinary" or mundane business decision that is exempt from shareholder participation under the (i)(7) exclusion.

The no-action letters upon which ACS relies do not support exclusion of the Fund's proposal. The cited letters involved resolutions that swept too broadly and used vague, over-inclusive language, such as recommending the use of an investment banking firm in order to develop "alternatives to improve shareholder value." While some of the "alternatives" developed during such a review may have involved transactions of enough significance to come before shareholders (*e.g.*, selling the company), the Division excluded those proposals because of their broad language, which covered day-to-day transactions as well. *Medallion Financial Corp.* (11 May 2002); *BKF Capital Corp.* (27 February 2004). *See also The Statesman Group, Inc.* (22 March 1990) (proposal to hire banking firm to advise on "restructuring" the company is excluded, as it could include such matters as changing lines of business or reorganizing management); *Astronics Corp.* (2 March 2001) (request to company to redeem certain shares, which could then be converted to common stock, is excluded as relating to a board's decision whether to repurchase its own stock).

Here, by contrast, and as in the *Ford* case, the proposal focuses on a single, significant type of business transaction. As a result, the Fund's resolution cannot be characterized – and therefore excluded – as involving merely the "ordinary business" of the Company. *See also Temple-Inland, Inc.* (2 January 1998); *MSB Bancorp., Inc.* (20 February 1996).

Conclusion

For these reasons, ACS has not sustained its burden of proving that the Fund's proposal may be excluded from ACS' proxy materials, and we ask the Division to so advise the Company. If the Division should be inclined to disagree, we would request an opportunity to discuss these issues before a ruling is issued.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions.

Very truly yours,



Cornish F. Hitchcock

cc: Neel Lemon, Esq.

BAKER BOTTS L.L.P.

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

RECEIVED
2005 JUL 25 PM 4:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


SEC MAIL
PROCESSING
RECEIVED
JUL 25 2005
WASH, D.C.
192
SECTION

July 25, 2005

Neel Lemon
214.953.6954
FAX 214.661.4954
neel.lemon@bakerbotts.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Affiliated Computer Services, Inc. - Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Affiliated Computer Services, Inc. (the "Company"), we are providing this supplemental submission in connection with the pending no-action letter dated June 16, 2005 (the "No-Action Letter") relating to the shareholder proposal and supporting statement (the "Proposal") submitted to the Company by Mr. Cornish F. Hitchcock on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Proponent") for inclusion in the Company's upcoming 2005 proxy statement (the "2005 Proxy Statement") in order to respond to Mr. Hitchcock's responsive letter dated June 28, 2005 (the "Response Letter").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter are enclosed and a copy of this letter is being simultaneously forwarded to Mr. Hitchcock on behalf of the Proponent.

For the reasons set forth below, we respectfully disagree with the assertions set forth in the Response Letter, and we again request, on behalf of the Company, that the Staff (the "Staff") of the Office of Chief Counsel of the Securities and Exchange Commission (the "Commission") grant the relief specified in the No-Action Letter.

I. First Ground for Exclusion: Beyond the Power of the Company or its Board of Directors to Implement (Exchange Act Rule 14a-(8)(i)(6))

The Response Letter focuses on the argument that the Company's Board of Directors "has the power and the ability to develop a reorganization plan", but fails to account for the practical, if not legal, limitations on the Board's ability to implement the Proposal and disregards the expenses that will be unnecessarily incurred by the Company, to the detriment of its stockholders, by hiring an investment banking firm for the purpose set forth in the Proposal. Hiring an investment banking firm for the purpose of developing a theoretical reorganization plan under the circumstances where any such plan would generally require the affirmative

participation by Mr. Deason would seem, at best, an interesting, yet implausible, academic exercise, and, at worst, a waste of corporate assets and board and management time.

As previously stated in the No-Action Letter, Darwin Deason, the Company's founder and the current Chairman of the Board ("Deason"), as the controlling party for the Company's Class B Common Stock, has affirmatively and unequivocally stated that he would not support any recapitalization plan that reduces the voting rights of the Class B Common Stock even if a "substantial financial inducement" were offered for such support. In light of Deason's clearly stated position and the Company's general inability, in the absence of the affirmative participation by Deason in such a plan, to eliminate the special voting rights of the Company's Class B shares, the Proposal is beyond the power of the Company or its Board of Directors to implement within the meaning of Exchange Act Rule 14a-8(i)(6). Thus, we respectfully reassert that the Company should be permitted to omit the Proposal from its 2005 Proxy Statement.

II. Second Ground for Exclusion: Ordinary Business Operations of the Company (Exchange Act Rule 14a-8(i)(7))

The Response Letter claims that the Proposal's distinction from the Ford Motor Company, SEC No-Action Letter, 2005 WL 562502 (Mar. 7, 2005) (the "Ford Letter"), is trivial and that the adoption of a recapitalization plan is not the sort of "ordinary business" that is excludable under Exchange Act Rule 14a-8(i)(7). In addition, the Response Letter alleges that the no-action letters cited by the Company do not support exclusion of the Proposal but rather stand for the limited proposition that broad proposals may be properly excludable under Exchange Act Rule 14a-8(i)(7) because they are vague and therefore may cover day-to-day transactions.

First, as we discussed in the No-Action Letter, in the Company's case there are several distinguishing factors from the Ford Letter, including the fact that the Proposal focuses solely on hiring an investment banking firm to develop a recapitalization plan rather than having the Company's board of directors adopt such a plan. This distinction alone is significant because the decision of whether or not to retain an investment banking firm, for whatever purpose, is clearly within the scope and prerogative of the day-to-day functioning of the Company's Board of Directors and the fact that investment banker retention is a matter that has been routinely considered by the Company's Board of Directors should not be overlooked. Second, we submit that the no-action letters cited in the No-Action Letter do, in fact, support exclusion of the Proposal because, as noted in the No-Action Letter, the text of the Proposal on its face covers ordinary business matters even though it may also cover extraordinary corporate transactions. If the Staff were to deny the relief requested in the No-Action Letter, we believe this will open the floodgates for Staff review and determination of every shareholder proposal involving a recapitalization that could affect corporate voting.

Accordingly, we submit that the Proposal should be omitted in reliance on Exchange Act Rule 14a-8(i)(7).

III. General Considerations

As the Staff is aware, Mr. William Donaldson has recently resigned his position as Chairman of the Commission and President Bush has nominated the Honorable Christopher Cox as his replacement and that a hearing regarding his appointment is scheduled as early as Tuesday, July 26, 2005. We also understand that the President has or will soon nominate two additional commissioners to the Commission. In view of the fact that three of the five commissioners will be newly confirmed, we suggest it is appropriate to defer the consideration of the No-Action Letter and the Response Letter until the views of the new commissioners can be determined.

IV. Conclusion

On behalf of the Company, we reassert our position that the Proposal is properly excludable from the 2005 Proxy Statement in reliance on Exchange Act Rule 14a-8(i)(6) and/or Rule 14a-8(i)(7), and we respectfully request that the Staff not recommend enforcement action against the Company if the Proposal is omitted from the 2005 Proxy Statement.

If the Staff does not concur with the Company's positions as noted above, we hereby respectfully request an opportunity to confer with a member of the Staff before the Staff issues its formal response.

In connection with the matters discussed herein, you may direct your questions or requests for additional information to either the undersigned at (214) 953-6954 or Jim Doty at (202) 639-7792.

Please acknowledge your receipt of this letter by stamping and returning one copy of this letter to our courier.

Very truly yours,



Neel Lemon

Enclosures

cc: Affiliated Computer Services, Inc.
James R. Doty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 9, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Affiliated Computer Services, Inc.
Incoming letter dated June 16, 2005

The proposal asks the board of directors to retain an investment banker to develop a plan for recapitalization to result in one vote per share for all outstanding stock of ACS.

We are unable to concur in your view that ACS may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that ACS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that ACS may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ACS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel